--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                 SCHEDULE 13E-3
                               (AMENDMENT NO. 3)
                        RULE 13E-3 TRANSACTION STATEMENT
                           (PURSUANT TO SECTION 13(E)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                             ---------------------

                                WCI STEEL, INC.
                              (Name of the Issuer)
                            ------------------------

                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                      (Name of Person(s) Filing Statement)
                            ------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE
                         (Title of Class of Securities)

                                   92923J109
                     (CUSIP Number of Class of Securities)
                            ------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

                            ------------------------

This Statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c.  /X/ A tender offer.

d. / / None of the above.

    Check the following box if the soliciting materials statement referred to in checking box (a) are preliminary copies. / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  TENDER OFFER


    This Amendment No. 3 (this "Amendment") on Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on October 28, 1996 by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), and The Renco Group, Inc., a New York corporation ("Renco") that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), as amended by Amendment No. 1 thereto, filed with the Commission on October 31, 1996, and as further amended by Amendment No. 2 thereto, filed with the Commission on November 18, 1996, relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (including the First Supplement filed as Exhibit (d)(10) to the Statement, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which have been previously filed with the Statement as Exhibits (d)(1) and (d)(2), respectively, thereto (which, as may be thereafter amended, collectively constitute the "Offer").



    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Statement. Except as expressly set forth herein, all information in the Statement remains unchanged, and is incorporated herein by reference.



    This Amendment constitutes the final amendment to the Statement.



ITEM 10. INTEREST IN SECURITIES OF THE ISSUER



    Item 10 is hereby amended and restated to read in its entirety as follows:



    (a)-(b) The information set forth under "Introduction," "Special Factors--Background," "--Reasons for the Offer and Merger," "--Fairness of the Equity Transactions," "--Interests of Certain Persons" and "The Tender Offer--Section 8. Certain Information Concerning the Company, Renco and Holdings" in, and in Schedule I to, the Offer to Purchase, is incorporated herein by reference. The Company issued 3,000 Shares to S. Daniel Abraham, a former director of the Company, pursuant to the Company's Stock Plan for Outside Directors on September 26, 1996; however, such Shares were returned to the Company and cancelled upon Mr. Abraham's resignation from the Board of Directors.



    The Offer expired at 12:00 midnight, New York City time, on November 26, 1996. On that date, Renco contributed to the capital of Holdings the 30,746,800 Shares directly owned by Renco. Pursuant to the Offer, on November 27, 1996, Holdings accepted 5,397,623 Shares for payment (including 6,550 Shares tendered pursuant, and subject to, guaranteed delivery procedures) at $10.00 per Share. The Shares accepted by Holdings for payment constituted approximately 95.46% of the total number of Shares not owned by Holdings on such date after the contribution by Renco described above. As a result of the Offer, Holdings owned a total aggregate of 36,144,423 Shares, or approximately 99.29% of the total number of outstanding Shares.



    On November 27, 1996, Holdings merged with and into the Company, with the Company continuing as the surviving corporation, all pursuant to the Merger. Pursuant to, and as a result of, the Merger, all Shares owned by Holdings were canceled, all 256,977 Shares not owned by Holdings were acquired by Holdings and converted into the right of the former holders thereof to receive the Offer Consideration, and each share of common stock, $.01 par value, of Holdings, was converted into one share of common stock, no par value, $.01 stated value, of the Company ("New WCI Shares"). As a result of the Merger, as of November 27, 1996, Renco owns 100 New WCI Shares, which shares constitute all of the outstanding shares of common stock, no par value, $.01 stated value, of the Company.



    Except as set forth above and in Item 2 of the Statement, none of the persons named in such Item 2 beneficially owns any Shares or has effected any transaction in the Shares during the past 60 days.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

    Item 17 is hereby amended and restated to read in its entirety as follows:

    (a) Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco Group, Inc.

    (b)(1) Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996.

    (b)(2)  Selected pages of the preliminary board report.

    (c)(1) Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.

    (c)(2) The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit (d)(1), the Offer to Purchase, is incorporated herein by reference.

    (d)(1)  Offer to Purchase, dated October 28, 1996.

    (d)(2)  Letter of Transmittal.

    (d)(3)  Notice of Guaranteed Delivery.

    (d)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (d)(7)  Letter to Shareholders of the Company, dated October 28, 1996.

    (d)(8)  Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.

    (d)(9)  Summary Advertisement, dated October 31, 1996.

    (d)(10) First Supplement, dated November 18, 1996, to Offer to Purchase, dated October 28, 1996.


    (d)(11) Text of Press Release issued by WCI Steel, Inc., dated November 27, 1996.


    (e) Sections 1701.84 and 1701.85 of the Ohio General Corporation Law (attached as Annex A to Exhibit (d)(1), the Offer to Purchase).

    (f)   Not applicable.

                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: November 27, 1996


                                WCI STEEL HOLDINGS, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President

                                THE RENCO GROUP, INC.

                                By:  /s/ ROGER L. FAY
                                     -----------------------------------------
                                     Name: Roger L. Fay
                                     Title: Vice President, Finance

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                   PAGE NO.
---------                                                                                                -------------
(a)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco
           Group, Inc..................................................................................        *
(b)(1)     Report of Gleacher NatWest Inc. to the Independent Director, dated October 20, 1996.........        *
(b)(2)     Selected pages of the preliminary board presentation........................................        *
(c)(1)     Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI
           Steel, Inc..................................................................................        *
(c)(2)     The information set forth under "Special Factors--Interests of Certain Persons" in Exhibit
           (d)(1), the Offer to Purchase, is incorporated herein by reference..........................        *
(d)(1)     Offer to Purchase, dated October 28, 1996...................................................        *
(d)(2)     Letter of Transmittal.......................................................................        *
(d)(3)     Notice of Guaranteed Delivery...............................................................        *
(d)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees............        *
(d)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees....................................................................................        *
(d)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.......        *
(d)(7)     Letter to Shareholders of the Company, dated October 28, 1996...............................        *
(d)(8)     Text of Press Release issued by WCI Steel, Inc. on October 23, 1996.........................        *
(d)(9)     Summary Advertisement, dated October 31, 1996...............................................        *
(d)(10)    First Supplement, dated November 18, 1996, to Offer to Purchase, dated October 28, 1996.....        *
(d)(11)    Text of Press Release issued by WCI Steel, Inc., dated November 27, 1996....................       --
(e)        Sections 1701.84 and 1701.85 of Ohio General Corporation Law (attached as Annex A to Exhibit
           (d)(1), the Offer to Purchase.).............................................................        *
(f)        Not applicable..............................................................................        *


*   Previously Filed